K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

April 9, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re:	John Hancock Collateral Trust (the “Fund”) — File No. 811-23027

Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Fund, we submit this letter in response to comments received by electronic mail on February 26, 2015 and by telephone on March 10, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s Registration Statement on Form N-1A, filed with the SEC on January 29, 2015, accession no. 0001133228-15-000314 (the “Registration Statement”).

For convenience, we have set forth each comment below, followed by the Fund’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

Comment 1 — The Fund has the term “collateral trust” in its name and the term indicates a type of investment i.e., a bond that is secured by a financial asset that is deposited in a trust. Therefore, please state a policy of investing at least 80% of the Fund’s assets in “collateral trust” investments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”).

Response to Comment 1 — The Fund is designed as a vehicle for other funds in the John Hancock group of funds (the “JH Group of Funds”) to invest their securities lending cash collateral. The Fund will rely upon SEC Exemptive Order 812-12969, Investment Company Act Release No. 27261 (the “Exemptive Order”) issued to the JH Group of Funds which permits the JH Group of Funds to invest in short-term bond funds and money market funds managed by John Hancock Advisers, LLC. The Exemptive Order permits use of the Fund as an investment vehicle for securities lending cash collateral and as a cash sweep vehicle. The Exemptive Order was issued prior to adoption of Rule 12d1-1 under the Investment Company Act (“Rule 12d1-1”), and it permits investments in affiliated cash management vehicles in excess of the limits imposed by Section 12 of the Investment Company Act similar to the exemptions later granted by Rule 12d1-1. Accordingly, the Fund’s name references its intended use for investment of collateral, rather than a type of investment. Therefore, the Fund respectfully declines to make any changes in response to this comment.

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Comment 2 — The Registration Statement includes a reference to Form N-MFP. This reference should be removed.

Response to Comment 2 — The requested change will be made as part of the Fund’s next annual update.

* * * *

The staff has requested that the Fund provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Fund acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

Cc: Ariel Ayanna